Exhibit 99.1

Central GoldTrust Provides Summary of Events

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Continues to Recommend that Unitholders Reject Sprott’s Offer by TAKING NO
ACTION and WITHDRAWING Units if Tendered

(Toronto, ON, October 2, 2015) – Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) today provided an update on developments that have occurred since the Trustees of GoldTrust issued their Trustees' Circular dated June 9, 2015, recommending that Unitholders of GoldTrust reject the hostile take-over bid by Sprott Asset Management LP and Sprott Physical Gold Trust (collectively, "Sprott") for all outstanding Units of GoldTrust (the "Sprott Offer"). The Sprott Offer is now set to expire on October 9, 2015, and GoldTrust believes that prior to the expiry of the Sprott Offer, the Unitholders of GoldTrust should have the benefit of the following summary of events that have occurred since the date of the Trustees' Circular, in making their determination as to whether or not to accept the Sprott Offer.

GoldTrust proposes Enhanced Cash Redemption Feature

On June 24, 2015, following an extensive review of a number of alternative features to address the discounts to Net Asset Value ("NAV") that GoldTrust Units have traded at during the current extended bear market for gold bullion, the Trustees adopted proposed amendments to GoldTrust's Declaration of Trust providing for an enhanced cash redemption feature which would allow all Unitholders to redeem their GoldTrust Units at any time for cash in the amount of 95% of NAV, based on the average published NAV of GoldTrust for the five trading days following the notice of redemption (the "Enhanced Cash Redemption Feature").

The Enhanced Cash Redemption Feature is expected to offer a number of benefits to Unitholders, including: (i) significantly reducing potential future trading discounts to NAV; (ii) being accessible to all Unitholders at any time regardless of the size of their holdings; and (iii) redemptions being accretive on a pre-tax basis to non-redeeming Unitholders, as GoldTrust would be redeeming Units at a 5% discount to their underlying NAV.

The Trustees believe that GoldTrust’s proposed Enhanced Cash Redemption Feature is superior to that of Sprott Physical Gold Trust, which is based on 95% of the lesser of NAV or market price, and exposes investors to significant market risk for up to 46 days since redemption pricing occurs only once per month. In addition, the Trustees also believe that the Enhanced Cash Redemption Feature represents a clearly superior alternative for long-term bullion investors to Sprott Physical Gold Trust’s physical redemption feature, which would only be available to approximately 1% of Unitholders with holdings greater than approximately US$450,000, offers no pre-tax accretion to non-redeeming Unitholders and could expose certain non-redeeming U.S. Unitholders to significant tax liability as well as saddling Unitholders with increased annual costs.

In connection with amendments relating to the Enhanced Cash Redemption Feature, the Trustees of GoldTrust also adopted proposed amendments to the Declaration of Trust protecting the 90% compulsory acquisition threshold provisions of the Declaration of Trust which Sprott is proposing to amend in connection with the Sprott Offer to reduce the compulsory acquisition threshold from 90% to 66 2/3%. The Trustees of GoldTrust determined that amendments to preserve the 90% compulsory acquisition threshold were in the best interest of GoldTrust and its Unitholders as Sprott's proposed amendments would allow Sprott to circumvent the protections afforded to Unitholders and do indirectly what it cannot do directly without the support of holders of 90% of the outstanding Units: force a compulsory acquisition of all Units of GoldTrust in one step.

The Trustees adopted both of the above amendments without Unitholder approval on the basis of the provisions in the Declaration of Trust permitting the Trustees to make amendments to the Declaration of Trust for the benefit and protection of Unitholders.

As a result of Sprott’s self-serving legal challenge and the decision of the Ontario Superior Court of Justice described below, GoldTrust cannot implement the amendments to its Declaration of Trust concerning the Enhanced Cash Redemption Feature or the preservation of the 90% compulsory acquisition threshold without the approval of Unitholders until the Sprott Offer has expired or is withdrawn. The Trustees disagree with this decision, and strongly believe that all Unitholders should not be deprived of the significant benefits of the Enhanced Cash Redemption Feature solely due to a self-interested complaint from Sprott.

The Trustees have approved the proposed amendments and intend to implement the Enhanced Cash Redemption Feature if the Sprott Offer fails or is withdrawn or with the support of Unitholders at a meeting of Unitholders. Although the Trustees intend to implement the Enhanced Cash Redemption Feature, certain future events, including a change in the composition of the majority of the Board of Trustees, the failure to obtain the support of Unitholders, a change in the economic circumstances of GoldTrust or a change in the gold bullion market, could result in the Enhanced Cash Redemption Feature not being adopted. The Trustees do not currently intend to implement the amendment protecting the 90% compulsory acquisition threshold provisions of the Declaration of Trust.

Court Proceedings relating to Proposed Enhanced Cash Redemption Feature and Illegality of Sprott Offer

On June 24, 2015, GoldTrust also commenced a legal proceeding together with Silver Bullion Trust against Sprott in the Ontario Superior Court of Justice seeking a declaration from the Court that certain aspects of Sprott's hostile take-over bid were illegal and that the amendments to the Declaration of Trust of GoldTrust concerning the Enhanced Cash Redemption Feature and the preservation of the 90% compulsory acquisition threshold, were validly made and are binding on Sprott.

In a decision released on July 31, 2015, the Court agreed with GoldTrust that the Sprott Offer deprives Unitholders of their statutory take-over bid withdrawal rights. The Court also found that the Powers of Attorney that tendering Unitholders are required to grant to Sprott pursuant to the Letters of Transmittal under the Sprott Offer were so broad that they went beyond approving the Merger Transaction and the redemption of the Units, and in doing so contravened the Securities Act (Ontario). The Court ordered that Sprott must remedy these defects before the Sprott Offer can proceed. Sprott subsequently made modifications to the Sprott Offer that were satisfactory to the Court.

The Court also held, in response to a complaint from Sprott, that the proposed amendments to GoldTrust's Declaration of Trust concerning the Enhanced Cash Redemption Feature and the preservation of the 90% compulsory acquisition threshold were invalid on the basis that they were defensive tactics. While GoldTrust disagrees with this determination and has filed a notice of appeal, the Court left open that these amendments could be implemented if the Sprott Offer is defeated or with the support of Unitholders. The Trustees of GoldTrust strongly believe that Unitholders should not be deprived of the benefits of the Enhanced Cash Redemption Feature, and, subject to the caveats above, intend to implement the Enhanced Cash Redemption Feature once the Sprott offer fails or is withdrawn or with the support of Unitholders.

Finally, the Court determined that it did not need to address other allegations made by Sprott and dismissed other complaints by GoldTrust about the legality of the Sprott Offer.

Changes to the Composition of GoldTrust's Special Committee

On August 7, 2015, GoldTrust announced that Glenn Fox had been appointed as Lead Trustee and Chair of the Corporate Governance and Nominating Committee of the Board of Trustees of GoldTrust. Mr. Fox is an economist and has been a member of the faculty and researcher at the University of Guelph since 1985 and was named a senior research fellow of the Fraser Institute in 2013. He has served as a Trustee of GoldTrust since 2012.

Mr. Fox replaced Mr. Ian McAvity who stepped down as Lead Trustee of GoldTrust and Chair of the Corporate Governance and Nominating Committee and as a member of the Special Committee of the Board of Trustees of GoldTrust following a number of personal and disparaging allegations by Sprott regarding Mr. McAvity's independence as a Trustee of GoldTrust. Mr. McAvity continues to serve as a member of the Board of Trustees of GoldTrust. Mr. McAvity stepped aside from these roles so that Unitholders could focus on the important decision they face regarding the Sprott Offer and so that these personal and disparaging attacks by Sprott did not become a distraction to GoldTrust and its Unitholders.

Following Mr. McAvity's decision to step down, the Special Committee is now comprised of Brian E. Felske, Bruce D. Heagle and Michael A. Parente, all of whom are independent. The Special Committee, as currently constituted, based on, among other things, the advice of its legal and financial advisors, reaffirmed the recommendation and reasons for recommendation contained in the Trustees' Circular and the Board of Trustees of GoldTrust continues to recommend that Unitholders REJECT the Sprott Offer.

Sprott Forms Soliciting Dealer Group to Pay Brokers to Convince Clients to Tender

On August 28, 2015, Sprott announced that a soliciting dealer group had been formed in connection with the Sprott Offer. According to their press release, Sprott has agreed to pay to each soliciting dealer a solicitation fee to encourage their clients to tender to the Sprott Offer. On September 4, 2015, the Trustees issued a press release that, among other things, cautioned Unitholders regarding any advice or recommendations they may receive from their financial advisors or brokers, which may be biased and based on their desire to collect solicitation fees from Sprott. In light of the fact that Sprott has extended the expiry date for their Offer four times already as a result of failing by a substantial margin to meet the minimum tender condition for the Sprott Offer, the Trustees believe that this action by Sprott represents a desperate attempt by Sprott to buy support for their inadequate, hostile offer, which is clearly not resonating with a sufficient number of Unitholders.

GoldTrust also later announced that it has learned that some brokers may have incorrectly informed their Unitholder clients that they must choose one of the two tendering options, and could not “do nothing” in response to the Sprott Offer. Unitholders are reminded that they are NOT REQUIRED to tender their Units to Sprott or make any election, regardless of what brokers may say. If instructed by a broker that tendering is required or that Unitholders must make an election and cannot “do nothing,” please call D.F. King & Co at 1-800-251-7519 for assistance.

As Unitholders have received a lot of complicated and technical information from both parties, GoldTrust hopes that the above summary has been helpful in explaining some of the past developments relating to the Sprott Offer and some of the developments that may occur in the future.

GoldTrust Trustees continue to recommend that Unitholders REJECT Sprott’s offer, TAKE NO ACTION, DO NOT TENDER their Units to Sprott’s offer and WITHDRAW their Units if already tendered.

Unitholders who have already tendered to Sprott’s offer can withdraw their Units by contacting D.F. King & Co at 1-800-251-7519, or via email at inquiries@dfking.com

GoldTrust can be contacted at any time at: 905-304-4653 or via email at info@gold-trust.com

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At October 2, 2015, the GoldTrust Units were 99.7% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The recommendation of the Trustees described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and is also contained in the solicitation/recommendation statement filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities since 2003 may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.goldtrust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws and “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the intention of the Trustees to implement an enhanced cash redemption feature; the reasons of the Board of Trustees for recommending to Unitholders the rejection of Sprott’s offer, not taking any action with respect to Sprott’s offer and not tendering any Units to Sprott’s offer; the anticipated costs, risks and uncertainties associated with Sprott’s offer, including any anticipated impacts on bullion security, governance and Unitholder rights, potential tax risks, leverage to rising gold prices and fees to be collected by Sprott; the anticipated timing, mechanics, completion and settlement of Sprott’s offer; the value of the Sprott Physical Gold Trust units that would be received as consideration under Sprott’s offer; the ability of Sprott to complete the transactions contemplated by Sprott’s offer; any anticipated results or performance of Sprott Physical Gold Trust or any other affiliates of Sprott; any anticipated changes to the market price of Sprott Physical Gold Trust units or any other securities of Sprott and their affiliates; and any anticipated future prices of gold and the units. GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.